EXHIBIT 12.1

Statement re: Computation of Ratios (in thousands, except ratio of earnings)

	June 27, 2004	June 29, 2003	June 30, 2002
Income (loss) from continuing operations before taxes	$1,428	$(62,394)	$(236,802)
Fixed charges from continuing operations:
Interest expense and amortization of debt discount on all indebtedness	8,354	8,191	5,064
Interest included in rent	2,400	2,700	4,066

Total fixed charges from continuing operations	10,754	10,891	9,130

Income (loss) before taxes and fixed charges	$12,182	$(51,503)	$(227,672)

Deficiency of earnings (as defined) to fixed charges	—	$(62,394)	$(236,802)

Ratio of earnings to fixed charges (1)	1.13	—	—

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of loss before provision for income taxes plus fixed charges. Fixed charges consist of interest charges and that portion of rental expense that we believe to be representative of interest. Earnings were inadequate to cover fixed charges in fiscal 2003 and fiscal 2002.